For Immediate Release

For further information contact:
Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS FIRST QUARTER 2008 RESULTS

- First Quarter 2008 Revenues Increase 18% to $27.1 Million -
- Company Reaffirms 2008 Revenue and Non-GAAP EPS Guidance -

YOQNEAM, Israel, May 13, 2008 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the first quarter ended March 31, 2008.

Worldwide sales increased by 18% to $27.1 million in the first quarter of 2008, from $23.1 million in the first quarter of 2007.

On a GAAP basis, net income increased to $1.1 million, or $0.03 per share on a fully-diluted basis in the first quarter of 2008, compared to net income of $0.1 million, or $0.00 per share on a fully diluted basis in the first quarter of 2007.

On a non-GAAP basis the Company reported net income of $0.1 million, or $0.00 per share on a fully diluted basis in the first quarter of 2008, compared to net income of $1.6 million, or $0.05 per share on a fully diluted basis in the first quarter of 2007.

“We are pleased that we achieved an 18% increase in first quarter revenues. We reported strong sales growth from the EMEA and APAC regions, showing the success of our strategy to diversify revenues globally. We achieved this growth, even though the first quarter is typically a seasonally soft quarter. In addition, expense controls helped push non-GAAP net income to just above break even, beating our expectations of a first quarter loss,” said Homi Shamir, president and CEO of Given Imaging.  “Looking ahead, to further diversify and expand revenues, we will continue to advance reimbursement in the largest European countries. At the same time, we are expanding our outreach in Japan to ensure that we penetrate that market as quickly as possible. In the Americas, our most important market, we’re focused on increasing the use of PillCam SB for established indications including obscure GI bleeding, suspected Crohn’s disease and iron deficiency anemia. In addition, we’re leveraging new clinical data to expand utilization of PillCam SB for celiac disease and PillCam ESO for esophageal varices.”

The following table reconciles GAAP and non-GAAP results for the first quarter 2008 (in millions of U.S. dollars, except for EPS):

	First Qtr. 2008	First Qtr. 2007
GAAP net income (loss)	$1.1	$0.1
InScope gain	(5.4)
Compensation expenses (FAS123R)	1.5	1.1
IP Litigation expenses	2.9	(*)0.4
Non-GAAP net income	$0.1	(*)$1.6
Non-GAAP EPS	$0.00	$0.05

(*)Reclassified to a non-GAAP item. The Company did not report this amount as a non-GAAP item when it reported first quarter 2007 results.

Gross margin in the first quarter of 2008 was 71.1%, compared to 73.9% in the first quarter of 2007.

For the first quarter of 2008, net cash provided by operating activities totaled $6.9 million. Cash and cash equivalents, short-term investments and marketable securities at March 31, 2008 totaled $109.2 million.

First Quarter 2008 Revenue Analysis

Sales in the Americas region were $15.8 million, up 2% from the $15.4 million in the same period in 2007. EMEA sales increased 39% to $8.2 million compared to $5.9 million in the same period in 2007, while APAC sales increased 75% to $3.1 million from $1.8 million in the same period in 2007.

Worldwide PillCam SB sales were 46,100 in the first quarter of 2008, an increase of 9.5% compared to the same period last year. PillCam SB sales in the Americas were 29,900 in the first quarter of 2008 compared to 30,200 in the first quarter of 2007. Reorders of PillCam SB in the Americas region grew 5.7% to 29,300 compared to 27,700 the first quarter of 2007. PillCam SB sales in the EMEA region increased 12.7% and sales in APAC regions more than doubled compared to the first quarter of 2007. The increase in PillCam SB sales in the APAC region is mainly attributable to sales in Japan.

PillCam sales accounted for 85% of total revenues compared to 87% of total sales in the same period of last year. Reorders of PillCam SB increased 15% to approximately 44,600 compared to approximately 38,700 in the first quarter of 2007.

Supplemental first quarter data can be found at www.givenimaging.com in the Investor Relations section.

2008 Guidance

The Company reaffirms its fiscal 2008 revenue guidance of $130 - $136 million and non-GAAP, fully-diluted earnings per share of $0.44 to $0.52.

Upon signing the final intellectual property settlement agreement with Olympus Corporation in the near term, the Company expects full year 2008 GAAP, fully-diluted earnings per share to be in the range of $0.26 and $0.34. This guidance does not take into account the $2.33 million pre-tax payment the Company expects to receive from Olympus Corporation once the settlement is finalized, which may result in additional pre-tax earnings per share of up to $0.08.

The following table reconciles GAAP and non-GAAP EPS guidance for fiscal 2008:

2008
GAAP EPS	$0.26 - $0.34
InScope gain	(0.17)
Compensation expenses (FAS123R)	0.23
IP Litigation expenses	0.12
Non-GAAP EPS	$0.44 - $0.52

Conference Call / Webcast Information
U.S. Call / Webcast
Given Imaging will host a conference call Wednesday, May 14, 2008, at 9:00 a.m. Eastern time to discuss first quarter 2008 results. To participate in the teleconference, please dial 1-800-289-0544 fifteen minutes before the conference begins. International callers should dial 913-312-1402. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for two weeks on the company’s website, or until May 28, 2008 by dialing 888-203-1112. International callers should dial 719-457-0820. The replay participant code is 4237742.

Hebrew Call
The company will host a separate conference call in Hebrew on May 14 at 7:00 a.m. Eastern time. To access this call, please dial +972-3-9180650 ten minutes before the conference is scheduled to begin. A replay of the call will be available until May 16 by dialing +972-3-9255939.

About Given Imaging Ltd.

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company's technology platform is the PillCam® Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID® software. Given Imaging has a number of available capsules: the PillCam SB video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 60 other countries; the PillCam ESO video capsule to visualize the esophagus; the Agile’ patency capsule to determine the free passage of the PillCam capsule in the GI tract and the PillCam COLON video capsule to visualize the colon that has been cleared for marketing in the European Union. PillCam COLON has received a CE Mark, but is not cleared for marketing or available for commercial distribution in the USA. More than 700,000 patients worldwide have benefited from the PillCam capsule endoscopy procedure. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel. It has operating subsidiary companies in the United States, Germany, France, Japan, Australia and Singapore. Given Imaging's largest shareholders include Elron Electronic Industries (NASDAQ & TASE: ELRN). For more information, visit http://www.givenimaging.com.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude stock-based compensation expense and patent litigation expenses and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share prior to the adoption of FAS 123R and the beginning of our patent litigation in the U.S.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) satisfactory results of clinical trials with PillCam COLON (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of future litigation, including patent litigation with Olympus Corporation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, and (11) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2007. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

(Financial Tables Follow)

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Balance Sheets
In thousands except share data

	March 31,	December 31,
	2008	2007
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$43,117	$37,103

Short-term investments	23,594	23,191
Accounts receivable:
Trade (Net of provisions for doubtful debts of $286
and of $329 as of March 31, 2008 and December 31,
2007, respectively)	18,364	23,315
Other	3,466	10,385
Inventories	16,560	15,960
Prepaid expenses	1,206	1,289
Deferred tax assets	1,188	1,350
Advances to suppliers	253	190

Total current assets	107,748	112,783

Deposits	916	892

Assets held for employee severance payments	3,477	3,007

Marketable Securities	42,235	41,629

Fixed assets, at cost, less accumulated depreciation	15,408	15,422

Other assets, at cost, less accumulated amortization	3,663	3,583

Total Assets	$173,447	$177,316

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Balance Sheets
In thousands except share data

	March 31,	December 31,
	2008	2007
	(Unaudited)	(Audited)

Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease	$133	$121
Accounts payable
Trade	9,781	7,275
Other	16,593	21,012
Deferred income	2,887	9,379
Total current liabilities	29,394	37,787

Long-term liabilities
Deferred income	-	-
Obligation under capital lease, net	561	448
Liability in respect of employees’ severance payments	4,071	3,490
Total long-term liabilities	4,632	3,938
Total liabilities	34,026	41,725

Minority interest	2,679	1,996

Shareholders’ equity
Share capital:
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 29,252,785 and 29,241,785 shares
issued and fully paid as of March 31, 2008 and
December 31, 2007, respectively)	343	343
Additional paid-in capital	168,520	166,813
Capital reserve	2,166	2,166
Accumulated other comprehensive income	364	-
Accumulated deficit	(34,651)	(35,727)
Total shareholders' equity	136,742	133,595

Total liabilities and shareholders' equity	$173,447	$177,316

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Operations
In thousands except share and per share data

	Three month period ended		Year ended
	March 31,		December 31,
	2008	2007	2007
	(Unaudited)	(Unaudited)	(Audited)

Revenues	$27,124	$23,052	$112,868

Cost of revenues	(7,835)	(6,022)	(29,721)
Early repayment of royalty bearing government grants	-	-	(4,843)

Gross profit	19,289	17,030	78,304

Operating expenses
Research and development, gross	(3,796)	(2,783)	(12,847)
Royalty and non-royalty bearing grants	420	93	1,242
Research and development, net	(3,376)	(2,690)	(11,605)

Sales and marketing	(14,962)	(11,506)	(55,446)
General and administrative	(7,279)	(3,943)	(20,981)
Termination of marketing agreement	5,443	-	22,860
Other	-	-	(422)

Total operating expenses	(20,174)	(18,139)	(65,594)

Operating income (loss)	(885)	(1,109)	12,710
Financing income, net	1,596	1,202	5,520

Profit before taxes on income and minority share	711	93	18,230
Income tax expense	(159)	(247)	(4,548)

Profit (loss) before minority share	552	(154)	13,682

Minority share in losses of subsidiary	524	225	1,503

Net profit	$1,076	$71	$15,185

Earnings per share

Basic Earnings per Ordinary Share	$0.04	$0.00	$0.52

Diluted Earnings per Ordinary Share	$0.03	$0.00	$0.49

Weighted average number of Ordinary Shares used
to compute basic profit per Ordinary share	29,250,952	28,659,520	28,961,968

Weighted average number of Ordinary Shares used
to compute dilute Earnings per Ordinary share	31,094,578	30,503,871	31,030,458

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands except share and per share data

	Three month period ended		Year ended
	March 31,		December 31,
	2008	2007	2007
	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:
Net profit	$1,076	$71	$15,185

Adjustments required to reconcile net profit to
net cash used in operating activities:

Minority share in losses of subsidiary	(524)	(225)	(1,503)
Depreciation and amortization	1,265	1,150	4,771
Deferred tax assets	162	(239)	24
Stock options compensation	1,511	1,109	5,651
Excess tax benefits related to stock based compensation	-	-	(693)
Other	172	73	380
Net decrease (increase) in trading securities	(89)	3,078	5,092
Decrease (increase) in accounts receivable - trade	4,951	2,139	(4,428)
Decrease (increase) in accounts receivable - other	7,550	(745)	(8,922)
Decrease (increase) in prepaid expenses	83	(426)	51
Increase in advances to suppliers	(63)	(43)	(108)
Decrease (Increase) in inventories	(600)	781	2,208
Increase (decrease) in accounts payable	(2,088)	(3,601)	8,570
Increase (decrease) in deferred income	(6,492)	42	(14,903)
Net cash provided by operating activities	6,914	3,164	11,375

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(1,247)	(692)	(5,772)
Deposits	(25)	(11)	(355)
Proceeds from sales of marketable securities	18,446	-	18,753
Proceeds from sales of fixed assets	25
Acquisition of marketable securities	(19,627)	(17,358)	(36,584)
Net cash used in investing activities	(2,428)	(18,061)	(23,958)

Cash flows from financing activities:
Principal payments on capital lease obligation	(50)	(3)	(37)
Proceeds from the issuance of Ordinary Shares	196	352	4,280
Excess tax benefits related to stock based compensation	-	-	693
Issuance of shares by consolidated company to the minority	1,207	-	-
Net cash provided by financing activities	1,353	349	4,936

Effect of exchange rate changes on cash	175	49	240

Increase (decrease) in cash and cash equivalents	6,014	(14,499)	(7,407)
Cash and cash equivalents at beginning of period	37,103	44,510	44,510

Cash and cash equivalents at end of period	$43,117	$30,011	$37,103

Supplementary cash flow information
Income taxes paid	$77	$75	$1,098

Assets acquired under capital lease	$109	$-	$569